SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:           Keystone Mutual Funds

Address of Principal Business Office (No. & Street, City, State, Zip Code):

7101 West 78th Street, Suite 201
Bloomington, MN 55439

Telephone Number (including area code):

Phone (952) 224-7071
Fax (952) 224-7074

Name and address of agent for service of process:

Andrew Wyatt

7101 West 78th Street, Suite 201

Bloomington, MN 55439

Copy to:

Steven G. Lentz

Faegre & Benson LLP

2200 Wells Fargo Center

90 South Seventh Street

Minneapolis, MN 55402

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

☒      Yes               ☐      No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Bloomington and State of Minnesota on the 13th day of April, 2006.

KEYSTONE MUTUAL FUNDS

	By:	/s/ Andrew Wyatt
Andrew Wyatt, Chairman of the Board

Attest:

/s/ Thomas J. Kamp
Name:		Thomas J. Kamp
Title:		Chief Investment Officer